SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date:  November 19, 2003

Securities Authority	Tel Aviv Stock Exchange Ltd.
22 Kanfei Nesharim St	54 Ahad Haam St.
Jerusalem	Tel Aviv
By fax: 02-6513940	By fax: 03-5105379

Dear Sirs,

Immediate Disclosure – Convening of Annual General Meeting

        Notice is hereby given that on Tuesday, December 30, 2003 at 10:00, an annual general meeting (the “Meeting”) of RoboGroup’s T.E.K Ltd. (the “Company”) shareholders will be held in the Daniel Hotel, 60 Ramot Yam Street, Herzliya-Pittuach.
        The record date for attending and voting in the meeting is November 20, 2003.

On the agenda of the Meeting will be proposals as set forth below:

1.	Election of the Board of Directors of the Company.

The essential facts needed for understanding the matter: Election of the Board of Directors of the Company.

The wording of the proposed resolution or short description of its nature:
The reelection of Merss. Gideon Missulawin, Rafael Aravot, Noam Kra-Oz, Haim Schleifer, Menachem Zenziper, Arie Kraus and Alex Tal as the directors of the Company for terms expiring in 2004.

The required majority: An affirmative majority of the votes.

2.	Authorization for the Chairman of the Board to serve concurrently as our Chief Executive Officer

The essential facts needed for understanding the matter: Authorization for the Chairman of the Board to serve concurrently as our Chief Executive Officer

The wording of the proposed resolution or short description of its nature:
To Authorize the Chairman of our Board of Directors, Mr. Rafael Aravot, to continue his serve as our Chief Executive Officer for an additional period of up to 3 years, commencing of the date of such authorization.

The required majority:
The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, provided that the affirmative majority of the votes will include at least two thirds of the ordinary shares represented at the Annual Meeting in person or by proxy that are held by non-controlling shareholders. The tally of the votes will not include any abstaining votes.

3.	Appointment of auditors of the Company.

The essential facts needed for understanding the matter: Appointment of auditors of the Company.

The wording of the proposed resolution or short description of its nature:
Appointing of the accounting firm Chaikin, Cohen, Rubin & Gilboa as auditors of the Company and authorization of the Board of Directors to determine their fees.

The required majority: An affirmative majority of the votes.

4.	Two proposals submitted and presented by a shareholder.

The essential facts needed for understanding the matter: Mr.David Israel-Rosen, a shareholder, has notified us that he intends to present the following proposals at the meeting.

The wording of the proposed resolution or short description of its nature:

(a)	“Shareholders agree to appoint examiner to investigate allegations of wrong doing and self dealing by insiders. Specifically the examiner will evaluate potential misrepresentations in the Oxley statements signed by key Robo officers.”

(b)	“All related party transactions be put for a vote.”

The required majority: An affirmative majority of the votes.

Legal Quorum and Adjourned Meeting

        No Discussion will begin at the Meeting unless a legal quorum is present. Two members present in person or by proxy, holding at least a third of the voting rights of the Company will be a legal quorum.

        If a legal quorum will not be present half an hour after the time set for the Meeting, the Meeting will be automatically adjourned in one week for the same day, time and place, and the adjourned meeting will discuss the same issues for which the Meeting was called.

Examination of Documents

        It will be possible to examine the complete text of the proposals on the agenda of the Meeting as well as an outline of the option plans for employees as specified in paragraph 3 above, upon prior coordination with the Company’s Secretary, in the Company’s offices, Sunday through Thursday between 9:00 and 17:00, until the date of the Meeting.

RoboGroup T.E.K. Ltd. BY: /S/ Ophra Levy-Mildworth —————————————— Ophra Levy-Mildworth Corporate Secretary

Date of Signature: November 19, 2003

2